

Mail Stop 3561

October 30, 2008

Mr. Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

> **RE:** **Singer Financial Corp. ("the Company")**
> **Amendment No. 2 to Offering Circular on Form 1-A**
> **File No. 024-10211**
> **Filed October 20, 2008**

Dear Mr. Singer:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment two from our letter dated July 29, 2008. You disclose that the interest rates on the certificates are based on a formula using the average of certain banks. However, the Form 1-A indicates that management then has the discretion, according to business and market conditions, to set interest rates for each series of certificates between "an approximate minimum

rate of 5% and an approximate maximum rate of 12%." We believe that this discretion effectively supersedes the bank average formula. As you are unable to conduct an at the market offering under Rule 415, prior to qualification, you must set a price or disclose a formula that is not adjustable according to management's significant discretion. See Securities Act Rule 415 and paragraph (16) of Schedule A to the Securities Act. Please revise accordingly.

2.   We note your response to prior comment three. Please revise to briefly describe the extent and nature of your operations to collect on collateral or otherwise receive payments in the event of borrower defaults, including the approximate percentage, if material, of your loans or revenues that involve collection or sale of collateral. Also address any heightened regulatory scrutiny your business has or may receive.

Part F/S – Financial Statements

3.   The financial statements included in Part F/S do not appear to be current. Please file current financial statements with your next amendment. The updating requirements for your financial statements are set forth in Part F/S of Form 1-A.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez who supervised the review of your filing at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Frank Baldwin
Fax: 215-557-2991